Button Gwinnett Financial
Corporation

1995 Annual Report
to Shareholders

2230 Scenic Highway
Snellville, Georgia  30278

GENERAL INFORMATION

Button Gwinnett Financial Corporation is a one-bank holding company, owning 100% of the stock of The Bank of Gwinnett County. The Bank of Gwinnett County ("The Bank") has three locations located within the Lawrenceville, Lilburn and Snellville city limits. The Bank opened for business in April 1988 as a state chartered bank.


Gwinnett County has been one of the fastest growing counties in the country and State of Georgia for the last ten years, with the population growing from some 225,000 to over 400,000 in 1995.

FINANCIAL HIGHLIGHTS
BUTTON GWINNETT FINANCIAL CORPORATION
SELECTED FINANCIAL DATA


Selected Balance Sheet Data         For Year End December 31
(Ending Balances)                  1995              1994
___________________________      ______________________________

Total Assets                    $159,199,966     $126,802,444
Total Deposits                   140,804,199      111,051,445
Shareholders Equity               16,914,803       14,924,750
Allowance for Loan Losses          1,953,189        1,464,057


Financial Ratios

Stockholder Equity as a
  Percent of Total Assets               10.6%            11.8%

Book Value Per Share                  $12.23           $10.33

Dividends Per Share                     0.35             0.30

Net Interest Margin                     6.34%            6.27%

Net Income Per Share                  $ 2.29           $ 1.58

Return on Average Equity               21.35            16.39

Return on Average Assets                2.21             1.93

Loan Loss Reserve to
  Total Loans                           1.90             1.68


Selected Income Data

Total Interest Income          $ 13,536,217      $  9,718,521
Total Interest Expense            4,807,424         2,980,811
Provision for Loan Loss             600,000           255,000
Other Expenses                    4,312,416         3,850,994

Net Income                     $  3,297,321      $  2,297,206

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

Liquidity and Capital Resources

     Liquidity management involves the matching of the cash flow requirements of customers who may be either depositors desiring to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs and the ability of the Company and the Bank to meet those needs. The Company and the Bank seek to meet liquidity requirements primarily through management of short-term investments (principally Federal Funds Sold) and monthly amortizing loans. Another source of liquidity is the repayment of maturing single-payment loans. Also, the Bank maintains relationships with correspondent banks which could provide funds to them on a short notice, if needed.

     The liquidity and capital resources of the Company and the Bank are monitored on a periodic basis by Federal and state regulatory authorities. As determined under guidelines established by those regulatory authorities, the Bank's liquidity ratios at December 31, 1995 were considered satisfactory. At that date, the Bank's short-term investments were adequate to cover any reasonably anticipated immediate need for funds. The Company and the Bank were not aware of any events or trends likely to result in a material change in their liquidity. At December 31, 1995, the Company's and the Bank's capital to asset ratios were considered adequate based on guidelines established by the regulatory authorities. During 1995, the Company increased its capital by retaining net earnings of $1,990,053, which is net income for the year plus stock options exercised, less treasury stock and dividends paid. At December 31, 1995, total capital of the Company amounted to $16,914,803. At December 31, 1995, there were no outstanding commitments for any major capital expenditures.

     Management is not aware of any current recommendations by the regulatory authorities which, if they were to be implemented, would have a material effect on the Company's liquidity, capital resources or operations.

Results of Operations

     The Company's results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Since interest rates are determined by market forces and economic conditions beyond the control of the Company, the ability to generate net interest income is dependent upon the Bank's ability to obtain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities. Thus, the key performance measure for net interest income is the interest margin or net yield, divided by average earning assets.

     The primary component of consolidated earnings is net interest income, or the difference between interest income on earning assets and interest paid on supporting liabilities. The net interest margin is net interest income expressed as a percentage of average earning assets. Earning assets consist of loans, investment securities, Federal funds sold and interest-bearing deposits in banks. Supporting liabilities consist of deposits, of which approximately 23% are noninterest-bearing.

     The net interest margin increased by 1.12% to 6.34% in 1995 as compared to 6.27% in 1994. The yield on average earning assets increased in 1995 to 9.83% from 9.04% in 1994 or 8.74% and the rate of interest paid on average interest-bearing liabilities increased from 3.75% in 1994 to 4.78% in 1995 or 27.47%. Net interest income was $8,728,793 in 1995 as compared to $6,737,710 in 1994, representing an increase of 29.55%

     Average earning assets increased by $30,251,000 or 28.15% to $137,716,000 in 1995 from $107,465,000 in 1994. Average loans increased by $21,654,000; average investments increased by $3,633,000; and average interest-bearing deposits in banks decreased by $815,000. Average deposits increased $29,170,000 or 28.56% to $131,267,000 in 1995 from $102,108,000 in 1994.
Approximately 23% of the average deposits were noninterest-bearing deposits in 1995. Average assets increased $30,154,000 or 25.40% to $148,890,000 as compared to $118,736,000 in 1994.

     The allowance for loan losses represents a reserve for potential losses in the loan portfolio. The adequacy of the allowance for loan losses in evaluated periodically based on a review of all significant loans, with a particular emphasis on nonaccruing, past due and other loans that management believes require attention.

     The provision for loan losses is a charge to earnings in the current period to replenish the allowance and maintain it at a level management has determined to be adequate. The provision for loan losses charged to earnings amounted to $600,000 in 1995 and $255,000 in 1994. Management chose to increase its provision for loan losses during 1995 as the economy was sending mixed signals. Net charge-offs increased by $71,386 in 1995 as compared to 1994. Net loan charge-offs as a percentage of the provision for loan losses amounted to 18% in 1995 and 15% in 1994. The allowance for loan losses as a percentage of total loans outstanding at December 31, 1995 and 1994 amounted to 1.90% and 1.68%, respectively. The determination of the amounts allocated for loan losses is based upon management's judgment concerning factors affecting loan quality and assumptions about the local and national economy. Management considers the year-end allowances adequate to cover potential losses in the loan portfolio.

     Following is a comparison of noninterest income for 1995 and 1994.

                                             1995        1994
Service Charges on deposit accounts       $     702,150  $650,874
Other                                                           260,847
  243,461
Gain on sale of assets                                  316,036        --

                                         $1,279,033     $894,335

         Noninterest income increased approximately $385,000 in 1995 as compared to 1994. This increase was primarily due to the gain on the sale of a tract of land the Bank had purchased as a potential future branch site.

         Following is an analysis of noninterest expense for 1995 and 1994.

                              1995             1994
Salaries and employee benefits               $2,169,080         1,845,026

Equipment                                       280,299           316,391
Occupancy expense                               226,839           253,915
Data processing                                 128,165           118,081
FDIC/OAKAR assessment                           433,462           227,628
Other real estate expenses                       11,145           180,275
Other                                         1,063,426           909,678
                             $4,312,416        $3,850,994

         Noninterest expense increased approximately $460,000 in 1995. There was a increase of $324,000 in salaries and employee benefits as a result of the addition of commercial lending officers and other personnel. A decrease of approximately $36,000 in equipment expense was due to the reduction of depreciation expense incurred in 1995 as compared to 1994. There was also a decrease in occupancy expense of $19,000 during 1995 which was a result of rental expense paid in 1994 on a branch site that was closed in 1993. An increase of $10,000 in data processing expense was the result of an increase in the number of new accounts. An increase of approximately $205,000 for FDIC/OAKAR assessment is attributed to OAKAR fees that have been accrued to transfer certain insured deposits from the SAIF fund to the BIF fund. There was a decrease of approximately $169,000 in other real estate expense as compared to the same period in 1994, which was primarily the write-down on a closed branch bank office that was sold during 1994. There was also an increase of $153,000 in other expenses; $75,000 of this was incurred as a result of a lawsuit which arose and was settled during 1995; approximately $50,000 of this increase is attributed to the purchase of office supplies and postage expenses incurred from increased account volume; and approximately $16,000 is atributed to the increase in check printing charges incurred by the Bank for customers who transferred deposit relationships from other financial institutions.

MARKET FOR REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

    The Company's common stock, $.01 par value ("Common Stock"), is not traded on an established trading market, and there is only very limited trading. The following table sets forth high and low bid information for the Common Stock for each of the quarters in which trading has occurred since January 1, 1994. The prices set forth below have been volunteered by shareholders and reflect only information that has come to management's attention.

                           Sales Price              Dividends
    Calendar Period   High            Low
    1995
    First quarter           $13.25          $13.25
    Second quarter           15.00           12.90             $0.35
    Third quarter            14.50           14.50
    Fourth quarter           14.50           14.50


    1994
    First quarter           $10.00          $ 8.75             $0.30
    Second quarter            9.30            9.15
    Third quarter            10.65           10.45
    Fourth quarter           13.25           10.75


    As of December 31, 1995, there were 493 holders of record of Common Stock.

    The Company paid a dividend of $.35 per share on April 1, 1995. Currently, the Company's sole source of dividends is the
Bank. The Bank is subject to regulation by the Department of Banking and Finance of Georgia (the "DBF"). Statutes and regulations enforced by the DBF include parameters which defined when the Bank may or may not pay dividends. On December 31, 1995, there was approximately $1,640,000 available to be paid as dividends to the Company by the Bank without prior approval from the DBF.


BUTTON GWINNETT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED FINANCIAL REPORT  DECEMBER 31, 1995

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Button Gwinnett Financial Corporation
Lawrenceville, Georgia


    We have audited the accompanying consolidated balance sheets of Button Gwinnett Financial Corporation and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Button Gwinnett Financial Corporation and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.


Atlanta, Georgia
January 26, 1996



Assets                                             1995              1994

Cash and due from banks                       $  6,582,328     $  8,086,110
Securities held to maturity, at cost
(estimated fair value of $26,009,176
  and $22,918,619)                              25,911,560       23,661,614

Bank owned certificates of deposit                 200,000          300,000
Federal funds sold                              19,625,000        2,945,000
Loans, net                                     100,698,574       85,764,011
Premises and equipment, net                      3,848,195        4,461,750
Other assets                                     2,334,309        1,583,959

                              $159,199,966     $126,802,444

Liabilities and Stockholders' Equity

Deposits
   Noninterest-bearing demand                 $ 36,850,139     $ 31,159,784
   Interest-bearing demand                      35,691,143       28,130,476
   Savings                                       6,131,845        6,639,704
   Time, $100,000 and over                      18,263,816       14,443,881
   Other time                                   43,867,176       30,677,600
     Total deposits                            140,804,119      111,051,445
Accrued expenses and other liabilities           1,481,044          826,249
Total liabilities                              142,285,163      111,877,694

Commitments and contingent liabilities

Stockholders' equity
Preferred stock, par value $.01, 5,000,000 shares
authorized; none issued
   Common stock, par value $.01;
     5,000,000 shares authorized,
     1,527,639 and 1,527,539 shares issued,
      respectively                                  15,276           15,275
   Surplus                                      13,354,771       13,353,647
   Retained earnings                             5,109,869        2,297,206
                             18,479,916       15,666,128
   Less cost of 145,002 and 82,828 shares
      acquired for the treasury                  1,565,113          741,378
Total stockholders' equity                      16,914,803       14,924,750

                              $159,199,966     $126,802,444

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                        1995          1994          1993
Interest income
Interest and fees on  loans        $ 11,396,642   $ 8,299,919   $ 7,672,695
Interest on taxable securities        1,082,895       815,958       749,883
Interest on nontaxable securities       211,158       207,488       159,108
Interest on bank deposits and
   other investments                     14,646        50,391        51,931
Interest on Federal funds sold          830,876       344,765       305,786
                        13,536,217     9,718,521     8,939,403

Interest expense on deposit accounts  4,807,424     2,980,811     3,068,031

Net interest income before provision
  for loan losses                     8,728,793     6,737,710     5,871,372
Provision for loan losses               600,000       255,000       290,326
Net interest income after provision
  for loan losses                     8,128,793     6,482,710     5,581,046

Other income
Service charges on deposit accounts     702,150       650,874       691,937
Other                                   260,847       243,461       209,587
Gain on sale of land                    316,036           --            --
Gain on sale of assets                      --            --        525,000
                         1,279,033       894,335     1,426,524

Other expense
Salaries and employee benefits        2,169,080     1,845,026     1,875,720
Equipment expense                       280,299       316,391       322,642
Occupancy expense                       226,839       253,915       409,658
Data processing                         128,165       118,081       203,814
FDIC insurance premiums                 173,462       227,628       226,053
Other real estate expenses               11,145       180,275        80,805
OAKAR deposit assessment expense        260,000           --            --
Other                                 1,063,426       909,678     1,212,242
                         4,312,416     3,850,994     4,330,934

Income before applicable
  income taxes                     $  5,095,410   $ 3,526,051   $ 2,676,636

Applicable income taxes               1,798,089     1,228,845       748,153

Net income                         $  3,297,321   $ 2,297,206   $ 1,928,483

Per share of common and common equivalent share
Net income                         $       2.29   $      1.58   $      1.31

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                              Common Stock
                                   Par
                          Shares        Value         Surplus

Balance, December 31, 1992              1,525,798     $ 15,258    $ 11,098,485
Net income
Purchase of treasury stock                    --           --          --
Cash dividends paid, $.30 per share           --           --          --
Balance, December 31, 1993              1,525,798       15,258      11,098,485
    Net income                                 --           --              --
    Common stock issued for cash upon
      the exercise of stock options         1,741           17          13,545
    Purchase of treasury stock                --           --              --
    Cash dividends paid, $.30 per share       --           --              --
    Transfer to surplus                       --           --       2,241,617
Balance, December 31, 1994              1,527,539       15,275     13,353,647
    Net income                                 --           --             --

    Common stock issued for cash upon
      the exercise of stock options           100            1          1,124

    Purchase of treasury stock                --           --              --

    Cash dividends paid, $.35 per share       --           --              --

Balance, December 31, 1995            1,527,639    $   15,276    $ 13,354,771



                           Treasury Stock         Retained
                         Shares        Cost       Earnings      Total

Balance, December 31, 1992              2,200    $ (174,000)  $ 1,186,150
$12,125,893
Net income                                 --             --     1,928,483
1,928,483
Purchase of treasury stock    -         50,573      (422,022)          --
(422,022)
Cash dividends paid, $.30 per share        --          --         (436,508)
(436,508)
Balance, December 31, 1993              70,773      (596,022)    2,678,125
13,195,846
    Net income                              --            --     2,297,206
2,297,206
    Common stock issued for cash upon
      the exercise of stock options         --             --       13,562
    Purchase of treasury stock          12,055      (145,356)          --
(145,356)
    Cash dividends paid, $.30 per share     --            --      (436,508)
(436,508)
    Transfer to surplus                     --            --    (2,241,617)
     --
Balance, December 31, 1994              82,828      (741,378)   2,297,206
14,924,750
    Net income                             --            --     3,297,321
3,297,321
    Common stock issued for cash upon
      the exercise of stock options        --            --            --
  1,125
    Purchase of treasury stock          62,174      (823,735)          --
(823,735)
    Cash dividends paid, $.35 per share    --            --      (484,658)
(484,658)
Balance, December 31, 1995             145,002   $(1,565,113) $ 5,109,869
$16,914,803



See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                  1995          1994          1993
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                    $  3,297,321   $  2,297,206  $
1,928,483
   Adjustments to reconcile net income
     to net cash provided by operating
     activities:
      Depreciation                                     271,187       331,443
  294,274
      Provision  for loan losses                       600,000       255,000
  290,326
      OAKAR deposit assessment expense accrual         260,000            --
       --
      Gain of sale of land                            (316,036)           --
       --
      Gain on sale of assets                                --            --
 (525,000)
      Deferred taxes                                   (55,625)      (65,365)
 (126,560)
      Increase (decrease) in taxes payable             (81,929)      (45,475)
   47,150
      (Increase) decrease in interest receivable      (147,804)     (323,072)
   93,171
      Increase in interest payable                     490,372        88,811
   70,037
      Other prepaids, deferrals and accruals, net     (560,569)      118,248
 (421,414)
    Total adjustments                              459,596       359,590
(278,016)

Net cash provided by operating activities            3,756,917     2,656,796
1,650,467

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of securities held to maturity          (9,165,000)  (11,850,000)
(6,033,214)
   Proceeds from maturities of securities
     held to maturity                                6,915,054     3,161,744
6,651,253
   Net (increase) decrease in Federal funds sold   (16,680,000)    9,905,000
(8,275,000)
   Net increase in loans                           (15,534,563)  (12,728,559)
(2,287,479)
   Proceeds from the sale of assets                    721,452            --
  890,000
   Proceeds from Government Corporation
      Bank stock                                            --            --
  385,600
   Net decrease (increase) in bank owned
      certificates of deposit                          100,000     1,989,000
(1,390,000)
   Purchase of premises and equipment, net             (63,048)     (108,894)
 (242,101)

Net cash used in investing activities              (33,706,105)   (9,631,709)
(10,300,941)


CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                  1995          1994          1993
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                    $  3,297,321   $  2,297,206  $
1,928,483


CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits                       $ 29,752,674   $ 11,169,868  $
4,941,578
  Purchase of treasury stock                         (823,735)      (145,356)
 (422,022)
  Dividends paid                                     (484,658)      (436,508)
 (436,508)
  Proceeds from exercise of stock options               1,125         13,562
       --
Net cash provided by financing activities          28,445,406     10,601,566
4,083,048

Net increase (decrease) in
   cash and due from banks                         (1,503,782)     3,626,653
(4,567,426)

Cash and due from banks at beginning of year        8,086,110      4,459,457
9,026,883

Cash and due from banks at end of year           $  6,582,328    $ 8,086,110  $
4,459,457

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest                                         $  4,317,052    $ 2,892,000  $
2,997,994

Income taxes                                     $  1,935,643    $ 1,339,685  $
  827,563

NONCASH TRANSACTION,
Loans transferred to other real estate           $     30,000    $   223,451  $
  121,358


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Button Gwinnett Financial Corporation was incorporated in July 1987 as Button Gwinnett Bancorp, Inc. The Company is a one-bank holding company whose business is presently conducted by its subsidiary, The Bank of Gwinnett County. The Bank of Gwinnett County (the Bank) is a commercial bank with operations in Gwinnett County, Georgia. The Bank provides a full range of banking services to individual and corporate customers in its primary market area of Lawrenceville, Georgia; Snellville, Georgia; Lilburn, Georgia; Gwinnett County and the surrounding areas. The Bank is subject to competition from other financial institutions and the regulations of certain Federal and state agencies. The Bank is periodically examined by certain regulatory authorities.

     The accounting and reporting policies of the Bank conform to generally accepted accounting principles and general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

     The principles which significantly affect the determination of financial position, results of operations and cash flows are summarized below.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and accounts are eliminated in consolidation.
Assets held by the Bank in a fiduciary or agency capacity are not assets of the Company and are not included in the consolidated financial statements.

Cash  and Cash Equivalents

For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). Cash flows from loans originated by the Bank, deposits, interest-bearing deposits and Federal funds purchased and sold are reported net.

The Bank maintains amounts due from banks which, at times, may exceed Federally insured limits. The Bank has not experienced any losses in such accounts.

Securities Available for Sale

Securities classified as available for sale are those debt securities that the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Securities Held to Maturity

Securities classified as held to maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. The sale of a security within three months of its maturity date or after collection of at least 85 percent of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure.

A decline in the fair value below cost of any available for sale or held to maturity security that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Realized gains and losses on the sale of securities available for sale, if any, are determined using the specific-identification method.

Loans and Interest Income

Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding at the respective rate of interest. Interest on some installment loans is credited to income based on the sum-of-the-months-digits method, the results of which are not materially different from generally accepted accounting principles.

Accrual of interest income is discontinued on loans when, in the opinion of management, collection of such interest becomes doubtful. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable.

Nonrefundable loan fees and certain direct loan origination costs are accounted for in accordance with Statement of Financial Accounting Standards Number 91 (SFAS No. 91), "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". SFAS No. 91 requires these fees and costs to be deferred and the net amount recognized into income over the life of the loans as a yield adjustment.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, and may require the Bank to record additions to the allowance based on their judgment about information available to them at the time of their examinations.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Accrual of interest on an impaired loan is discontinued when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful. Cash collections on impaired loans are credited to the loans receivable balance, and no interest income is recognized on those loans until the principal balance has been collected.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the following estimated useful lives:
                                     Years

  Buildings and improvements                               31.50
  Equipment                                                  3-7

Income Taxes

The Company and its subsidiary file a consolidated income tax return. The subsidiary provides for income taxes based on its contribution to income taxes (benefits) of the consolidated group.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws on the date of enactment.

Earnings Per Share

Earnings per share is calculated on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Stock options granted, as described in Note 7 are considered to be common stock equivalents for purposes of calculated net income per share. Common stock equivalents that are anti-dilutive are excluded from weighted average outstanding shares.


NOTE 2. INVESTMENTS IN SECURITIES

The carrying amounts of investments in securities as shown in the consolidated balance sheets and their approximate fair values at December 31, 1995 and 1994 were as follows:

                                     Gross       Gross
                             Amortized  Unrealized  Unrealized       Fair
                               Cost        Gains      Losses        Value
Securities Held to Maturity
 December 31, 1995:
 U. S. Government and agency securities   $ 21,543,639   $ 100,693   $ (61,439)
 $ 21,582,893
 State and municipal securities              4,367,921      71,662     (13,300)
    4,426,283
                          $ 25,911,560   $ 172,355   $ (74,739)  $ 26,009,176

 December 31, 1994:
  U. S. Government and agency securities  $ 19,005,532   $   2,175   $(615,191)
 $ 18,392,516
  State and municipal securities             4,656,082      39,572    (169,551)
    4,526,103
                          $ 23,661,614   $  41,747   $(784,742)    22,918,619


The amortized cost and fair value of securities as of December 31,1995 by contractual maturity are shown below.
                         Amortized Cost        Fair Value

 Due in one year or less               $ 7,865,200         $ 7,894,251
 Due from one year to five years        15,751,288          15,787,509
 Due from five to ten years              2,295,072           2,327,416
                          $25,911,560         $26,009,176


Effective January 1, 1994, the Bank adopted SFAS No. 115,
 "Accounting for Certain Investments in Debt and Equity
Securities". Due to the Bank's adequate liquidity levels and intentions to hold the securities to maturity, no securities were transferred to securities available for sale.

Securities with a carrying value of $2,000,233 and $998,055 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits and for other purposes.

At December 31, 1995 and 1994, respectively, no securities were classified as available for sale. There were no sales of securities during 1995, 1994 or 1993.


NOTE 3. LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of loans is summarized as follows:

                                    December 31,
                               1995             1994
 Commercial and financial                  $ 27,356,000       $ 23,283,000
 Business loans secured by real estate       30,814,000         22,613,000
 Real estate - construction                  29,989,000         27,635,000
 Real estate - mortgage                       8,838,000          7,848,000
 Consumer installment loans                   5,906,000          6,028,000
 Other                                           83,143            167,417
                            102,986,143         87,574,417
 Deferred fees                                 (334,380)          (346,349)
 Reserve for loan losses                     (1,953,189)        (1,464,057)
 Loans, net                                $100,698,574       $ 85,764,011


Loans on which the accrual of interest had been discontinued or reduced amounted to $94,874 and $147,074 at December 31, 1995 and 1994, respectively.

The reduction in interest income associated with nonaccrual and renegotiated loans is as follows:

                                  Year Ended December 31,
                                1995       1994       1993
 Income in accordance with original loan terms  $ 10,933   $ 18,698   $ 31,099
 Income recognized                                  (459)    (7,627)   (18,164)
 Reduction in interest income                   $ 10,474   $ 11,071   $ 12,935


There were no other loans considered impaired other than the nonaccrual loans listed above.

At December 31, 1995, management considered no loans impaired in accordance with Financial Accounting Standard No. 114.

In the normal course of business, the Bank has made loans at prevailing interest rates and terms to directors and executive officers of the Company. The aggregate dollar amount of these loans, as defined, was $3,464,967 at December 31, 1995 and $3,124,616 at December 31, 1994. During 1995, $2,070,324 of
loans were made and repayments totaled $1,729,973. None of the related party loans as of December 31, 1995 were restructured, nor were any amounts charged off during 1995.

Changes in the allowance for loan losses are as follows:

                           Year Ended December 31,
                         1995          1994          1993
Balance, beginning of year        $ 1,464,057   $ 1,248,539   $ 1,067,762
 Provisions charged to operations     600,000       255,000       290,326
 Loans charged off                   (121,424)      (67,449)     (130,424)
 Recoveries                            10,556        27,967        45,875
 Adjustment due to sale of
   assets (Note 11)                        --            --       (25,000)
Balance, end of year              $ 1,953,189   $ 1,464,057   $ 1,248,539


NOTE 4. PREMISES AND EQUIPMENT, NET

Major classifications of these assets are summarized as follows:

                               December 31,
                           1995           1994

 Land                                 $ 1,241,377    $ 1,644,793
 Buildings                              2,715,658      2,715,658
 Furniture, fixtures and equipment      1,318,584      1,257,545
                        5,275,619      5,617,996
 Accumulated depreciation              (1,427,424)    (1,156,246)
                         $ 3,848,195    $ 4,461,750


Depreciation expense for the years ended December 31, 1995, 1994 and 1993 was $271,178, $331,443 and $294,274, respectively.


NOTE 5. INCOME TAXES

The total income taxes in the consolidated statements of income are as follows:

                            Years Ended December 31,
                           1995         1994        1993
 Currently payable                   $ 1,853,714   $ 1,294,210   $ 997,622
 Deferred                                (55,625)      (65,365)   (126,560)
 Benefit of net operating loss
   carryforward                               --            --    (122,909)
                        $ 1,798,089   $ 1,228,845   $ 748,153

The Company's provision for income taxes differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

                                      December 31,
                          1995                   1994                1993
                        Amount   Percent       Amount   Percent    Amount
Percent

Tax provision at statutory rate   $ 1,732,439    34 %    $ 1,198,857   34 %   $
910,056   34 %
Increase (decrease) resulting
  from:
    Tax-exempt interest               (69,100)   (1)         (70,546)  (2)
(49,716)  (2)
    Net operating loss deduction           --    --              --    --
(122,909)  (5)
    State income tax                  115,035     2           76,721    2
     --   --
    Other items, net                   19,715    --           23,813    1
 10,722    1
    Provision for income taxes    $ 1,798,089    35 %    $ 1,228,845   35 %   $
748,153   28 %

Net deferred income tax assets of $396,151 and $340,526 at December 31, 1995 and 1994, respectively, are included in other assets. The components of deferred income taxes at December 31, 1995 and 1994 are as follows:

                                  December 31,
                                 1995          1994
Deferred tax assets:
  Loan loss reserves                            $ 580,688     $ 396,090
  Other                                                --         6,236
                               580,688       402,326
Deferred tax liabilities:
  Depreciation and amortization                    53,807        61,800
  Deferred gain on sale of land                   119,272            --
  Other                                            11,458            --
                               184,537        61,800

Net deferred tax assets                         $ 396,151     $ 340,526

The deferred gain on sale of land is not recognized for tax purposes due to the client having the proceeds from the sale placed in an escrow account. These funds will be reinvested in like-kind property as soon as specific property is acquired.


NOTE 6. EMPLOYEE BENEFIT PLAN

The Bank has a contributory 401(K) retirement plan covering all employees, subject to certain minimum age and service requirements. The Bank contributed $33,712, $29,779 and $24,991 to the plan for the years ended December 31, 1995, 1994 and 1993, respectively.


In 1994, the Bank adopted a deferred compensation agreement with three of its key employees which provides benefits payable at age sixty-five or if the employee becomes totally disabled. Under certain circumstances, benefits are payable to the employee's beneficiary. The present value of the estimated liability under the agreement is being accrued over the expected remaining years of employment. Deferred compensation expense for 1995 totaled $8,691.


NOTE 7. EMPLOYEE STOCK OPTION PLAN

The Company has adopted an Employee Stock Option Plan with 250,000 shares of common stock reserved for options to key employees. Option prices will be determined by the Company's Stock Option Plan Committee, but cannot be less than 100% of the fair value of the Company's common stock on the date of the grant. As of December 31, 1995, options have been granted as follows:

                    Number of    Options       Options         Options
 Granted    Expire     Price      Shares     Exercised    Terminated
Unexercised
   1988      1998      $   7      17,881       6,000         3,000
8,881
   1989      1999          8      31,545       4,741         2,250
24,554
   1990      2000          8      35,570          --         2,003
33,567
   1991      2001          9       5,500          --            --
5,500
   1992      2002          9      26,329          --         1,306
25,023
   1993      2003         11      29,700         100           500
29,100
   1994      2004         12      28,500          --            --
28,500
   1995      2005         15      29,206          --            --
29,206


The Company also has outstanding options to purchase 34,828 shares of stock to one key officer. These options were granted in connection with the formation of the Bank. These options are exercisable at book value on the most recent quarterly report of condition of the Company before the exercise date. These options expire April 19, 1999.


NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Bank has entered into off-balance-sheet financial instruments which are not reflected in the financial statements. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are included in the financial statements when funds are disbursed or the instruments become payable.
These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit and collateral policies for these off-balance- sheet financial instruments as it does for on-balance-sheet financial instruments. A summary of the Bank's commitments is as follows:
 .

                              December 31,
                        1995             1994

Commitments to extend credit       $ 32,781,113     $ 30,939,349
Standby letters of credit             1,540,126        1,619,039
                      $ 34,321,239     $ 32,558,388


Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment and personal property.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

The Company or the Bank does not anticipate any material losses as a result of the commitments and contingent liabilities.

In the normal course of business, the Bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.


NOTE 9. CONCENTRATIONS OF CREDIT

The Bank makes commercial, residential and consumer loans to customers primarily in Gwinnett County.

A substantial portion of the Bank's customers' abilities to honor their contracts is dependent on the business economy in Gwinnett and surrounding areas.

The Bank, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of the Bank's combined common stock and surplus accounts ($12,000,000) which amounted to $3,000,000 at December 31, 1995.

A substantial portion of the Bank's loans are secured by real estate in the Bank's primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in market conditions in the Bank's primary market area.

The concentrations of credit by type of loan are set forth in
Note 3.

NOTE 10.        STOCKHOLDERS' EQUITY

At December 31, 1995, the Company's capital ratios were considered adequate based on regulatory minimum capital requirements. The minimum capital requirements and the actual capital ratios for the Bank are as follows:

                        Actual         Regulatory
                                   Requirement

Leverage capital ratio                   10.62 %           4.00 %
  Risk based capital ratios:
  Core capital                           14.18             4.00
    Total capital                        15.42             8.00


Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency.
Approximately $1,640,000 are available to be paid as dividends to the holding company by the Bank at December 31, 1995.


NOTE 11.        BUSINESS COMBINATION AND SALE OF ASSETS

On January 25, 1993, the stockholders of the Company approved a merger with The Gwinnett Financial Corporation, Lawrenceville, Georgia. The plan of merger allowed for stockholders of The Gwinnett Financial Corporation to receive for each share of The Gwinnett Financial Corporation common stock, 1.7414 shares of the Company's common stock. The combination was accounted for as a pooling of interests and, accordingly, all prior consolidated financial statements have been restated to include The Gwinnett Financial Corporation. The Company's name was changed from Button Gwinnett Bancorp, Inc. to Button Gwinnett Financial Corporation. All per share amounts have been restated to reflect this transaction. The cash dividends paid prior to the merger were paid on the outstanding shares of The Gwinnett Financial Corporation.

Also, on September 25, 1993, the Company sold approximately $5,500,000 of assets that were primarily located at its Jimmy Carter location to another bank. The purchasing bank assumed approximately $5,135,000 in deposits and paid $890,000 in cash. The Company realized a $525,000 gain on this transaction. This gain is reported in the consolidated financial statements as a gain on sale of assets.


NOTE 12.        FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Carrying amounts approximate fair values for the following instruments:

Cash and due from banks, including interest-bearing deposits
Federal funds sold
Variable rate loans that reprice frequently
Equity line loans
Variable rate money market accounts and other demand deposits
Variable rate certificates of deposit
Accrued interest receivable
Accrued interest payable

Quoted market prices, where available. If quoted market prices were not available, fair values were based on quoted market prices of comparable instruments for securities held to maturity.

Discounted cash flows using interest rates currently being offered on instruments with similar terms and with similar credit quality:

All loans except variable rate loans described above
Fixed rate certificates of deposit

Commitments to extend credit and standby letters of credit are not recorded until such commitments are funded. The value of these commitments are the fees charged to enter into such agreements. These commitments do not represent a significant value to the Company until such commitments are funded. The Company has determined that such instruments do not have a distinguishable fair value and no fair value has been assigned to these instruments.

The carrying value and estimated fair values of the Company's financial instruments at December 31, 1995 are as follows:

                             Carrying          Fair
                               Value           Value
 Financial assets:
   Cash and short-term investments         $ 26,407,328    $ 26,407,328

   Investment securities                   $ 25,911,560    $ 26,009,176

   Loans                                   $102,651,763    $102,600,000
   Less allowance for loan losses             1,953,189
    Loans, net                         $100,698,574    $102,600,000

   Accrued interest receivable             $  1,062,948    $  1,062,948

 Financial liabilities:
   Noninterest-bearing demand              $ 36,850,139    $ 36,850,139
   Interest-bearing demand                   35,691,143      35,691,143
   Savings                                    6,131,845       6,131,845
   Time deposits                             62,130,992      62,400,000
    Total deposits                     $140,804,119    $141,073,127

   Accrued interest payable                $  1,005,238    $  1,005,238

NOTE 13. CONDENSED FINANCIAL INFORMATION ON BUTTON GWINNETT FINANCIAL CORPORATION (PARENT COMPANY ONLY)


CONDENSED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994
                            1995            1994
 Assets
   Interest-bearing deposits            $   815,149     $   957,523
   Investment in bank                    16,100,533      13,970,183

                        $16,915,682     $14,927,706

 Liabilities, other                     $       879     $     2,956

 Stockholders' equity                    16,914,803      14,924,750

     Total liabilities and
       stockholders' equity             $16,915,682     $14,927,706




CONDENSED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                 1995         1994         1993
 Income
    Dividend                                    $ 1,150,000  $  436,508   $
436,508
    Interest                                         29,973      31,516
15,004
                               1,179,973     468,024      451,512

      Net investment income                       1,179,973     468,024
451,512

 Other income
    Gain on sale of assets                               --          --
525,000
    Other income                                         40          80
  --
                                   40          80      525,000

 Other operating expense                             13,042      40,809
75,937

    Income before income tax benefits and
      equity in net income of subsidiary          1,166,971     427,295
900,575

 Income tax benefits                                     --          --
(5,915)

    Income before equity in net income
      of subsidiary                               1,166,971     427,295
906,490

 Equity in net income of subsidiary               2,130,350   1,869,911
1,021,993

      Net income                                $ 3,297,321  $2,297,206
$1,928,483




CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                              1995          1994           1993

CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                               $ 3,297,321   $ 2,297,206   $
1,928,483
 Adjustments to reconcile net income
   to net cash provided by operating
   activities:
 Amortization of organization costs                --            --
1,256
 Equity in net income of subsidiary        (2,130,350)   (1,869,911)
(1,021,993)
 Gain on sale of assets                            --            --
(525,000)
 Other prepaids, deferrals and
   accruals, net                               (2,077)       (3,347)
(17,343)
      Total adjustments                    (2,132,427)   (1,873,258)
(1,563,080)

      Net cash provided by operating
    activities                          1,164,894       423,948       365,403

CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from the sale of assets (Note 11)        --            --
890,000

      Net cash provided by investing
    activities                                 --            --       890,000

CASH FLOWS FROM FINANCING ACTIVITIES
 Purchase of treasury stock                  (823,735)     (145,356)
(422,022)
 Cash dividends paid                         (484,658)     (436,508)
(436,508)
 Proceeds from exercise of stock options        1,125        13,562
- --

      Net cash used in financing
    activities                         (1,307,268)     (568,302)     (858,530)

 Net increase (decrease) in cash
   and cash equivalents                     $(142,374)  $ (144,354)  $  396,873

 Cash and cash equivalents at
   beginning of year                          957,523    1,101,877      705,004

 Cash and cash equivalents at end of year  $  815,149   $  957,523   $1,101,877

 SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION

   Cash (received) during the year
    for income taxes                       $       --   $       --   $   (5,915)

BUTTON GWINNETT FINANCIAL CORPORATION
AND
THE BANK OF GWINNETT COUNTY

GENERAL INFORMATION


GENERAL OFFICES                         BOARD OF DIRECTORS

2230 Scenic Highway                             W. Emmett Clower
Snellville, GA  30278                   Emmett Clower Studio

MAILING ADDRESS                         Jean A. Coppage
                        Real Estate Investor
P. O. Box 1230
Lawrenceville, GA 30246                 Edwin F. Forrest
                        Central Drywall, Inc.
EXECUTIVE OFFICERS

John D. Stephens                        David G. Hanna
Chairman of the Board                   HBR Capital
of Directors
                        J. Richard Norton, Sr.
Glenn S. White                          Norton Southeast, Inc.
President and CEO
                        Andrew R. Pourchier
Andrew R. Pourchier                     The Bank of Gwinnett County
Vice President, Secretary
and Treasurer                           John D. Stephens
                        John D. Stephens, Inc.
BOARD OF DIRECTORS
                        Judy W. Waters
David R. Bowen                          Gwinnett County Board of
RMT Development Company                 Commissioners

Robert A. Bradshaw                      Warren O. Wheeler
Bradshaw, Pope & Franklin               Schreeder, Wheeler & Flint

James F. Brannan, Jr.                   Glenn S. White
Lawrenceville Auto Parts                The Bank of Gwinnett County

James R. Brown                          Bobby W. Williams
Retired, Lumber Company                 Perimeter Investment Corp.
  Executive



ANNUAL MEETING

                   DATE:   APRIL 15, 1996
                   TIME:   2:00 P.M. EST
                     PLACE:   150 SOUTH PERRY STREET
                        LAWRENCEVILLE, GEORGIA 30246